Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-223156

£1,000,000,000 7.125% Fixed Rate Resetting Perpetual Subordinated Contingent

Convertible Securities (Callable June 15, 2025 and Every Five Years Thereafter)

Barclays PLC

Pricing Term Sheet

Issuer	Barclays PLC (the “Issuer”).

Securities	£1,000,000,000 7.125% Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities (Callable June 15, 2025 and Every Five Years Thereafter) (the “Securities”).

Status	Perpetual Subordinated Contingent Convertible Securities.

Legal Format	SEC registered.

Principal Amount	£1,000,000,000.

Trade Date	June 6, 2019.

Settlement Date	June 13, 2019 (T+5) (the “Issue Date”).

Maturity Date	Perpetual, with no fixed maturity or fixed redemption date.

Optional Call Dates	June 15, 2025, and each fifth anniversary thereafter.

Preliminary Prospectus Supplement	Preliminary prospectus supplement dated June 6, 2019 (the “Preliminary Prospectus Supplement”) incorporating the Prospectus dated April 6, 2018 relating to the Securities (the “Base Prospectus”). If there is any discrepancy or contradiction between this Pricing Term Sheet and the Preliminary Prospectus Supplement, this Pricing Term Sheet shall prevail.

U.K. Bail-in Power Acknowledgment	Yes. See section entitled “Description of Contingent Convertible Securities—Agreement with Respect to the Exercise of U.K. Bail-in Power” in the Base Prospectus.

Initial Interest Period

Initial Fixed Rate	7.125% per annum, from and including June 13, 2019 to, but excluding, June 15, 2025.

Initial Interest Payment Dates	Quarterly in arrear on March 15, June 15, September 15 and December 15 of each year up to and including June 15, 2025, commencing on September 15, 2019 (long first interest period).

Reference Bond	UKT 5.000% March 7, 2025

Reference Bond Rate / Price	0.609% / 124.774

Interest Periods Following Any Reset Date

Interest Rate Following Any Reset Date	The applicable Reference Bond Rate (such term subject to the provisions described under “Description of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities—Determination of Subsequent Interest Rate” in the Preliminary Prospectus Supplement) on the relevant Reset Determination Date (as defined below) plus the Margin (as defined below) (the “Subsequent Interest Rate”), from and including the relevant Reset Date (as defined below) to (but excluding) the next following Reset Date.

Reset Date	June 15, 2025, and each fifth anniversary thereafter (each a “Reset Date”).

Interest Payment Dates Following Any Reset Date	Quarterly in arrear on March 15, June 15, September 15 and December 15 of each year commencing on September 15, 2025.

Spread to Reference Bond Rate	+657.9 bps (the “Margin”).

Reset Determination Date	The second Payment Business Day (as defined below) immediately preceding each Reset Date (each a “Reset Determination Date”).

Reference Bond Rate	“Reference Bond Rate” means, with respect to any Reset Date for which such rate applies, the gross redemption yield (expressed as a percentage calculated by the Calculation Agent on the basis set out by the United Kingdom Debt Management Office in the paper “Formulae for Calculating Gilt Prices from Yields”, page 5, Section One: Price/Yield Formulae “Conventional Gilts; Double dated and Undated Gilts with Assumed (or Actual) Redemption on a Quasi-Coupon Date” (published June 8, 1998, and updated on January 15, 2002 and March 16, 2005 and as further amended, updated, supplemented or replaced from time to time)) or if such basis is no longer in customary market usage at such time, a gross redemption yield calculated in accordance with generally accepted market practice at such time as determined by the Issuer following consultation with an investment bank or financial institution determined to be appropriate by the Issuer (which, for the avoidance of doubt, could be the Calculation Agent, if applicable), on a semi-annual compounding basis (rounded up (if necessary) to four decimal places) of the Reset Reference Bond (as defined in the Preliminary Prospectus Supplement) in respect of that Reset Period, assuming a price for the Reset Reference Bond (expressed as a percentage of its principal amount) equal to the Reference Bond Price (as defined in the Preliminary Prospectus Supplement) for the relevant Reset Determination Date.

Certain Other Terms and Information

Currency of Payments	Initial holders of the Securities will be required to pay for the Securities in sterling and principal, premium, if any, and interest payments in respect of the Securities will be payable in sterling. If, on any date on which a payment in respect of the Securities is contemplated, sterling is unavailable to the Issuer due to the imposition of exchange controls or other circumstances beyond the Issuer’s control or is no longer used for the settlement of transactions by public institutions within the international banking community, then all payments in respect of the Securities will be made in U.S. dollars until sterling is again available to the Issuer or so used, in accordance with the provisions described under “Description of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities—Determination of Subsequent Interest Rate—Currency of Payments” of the Preliminary Prospectus Supplement.

Day Count Fraction	Actual/Actual (ICMA).

Interest Payments Discretionary	Interest on the Securities will be due and payable only at the sole discretion of the Issuer, as described under “Description of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities—Interest Cancellation—Interest Payments Discretionary” in the Preliminary Prospectus Supplement.

Restriction on Interest Payments

As described in the Preliminary Prospectus Supplement, the Issuer shall not make an interest payment on the Securities on any interest payment date (and such interest payment shall therefore be deemed to have been cancelled and thus shall not be due and payable on such interest payment date) if:

(1)   the Issuer has an amount of Distributable Items (as defined in the Preliminary Prospectus Supplement) on such interest payment date that is less than a certain level; or

(2)   the Solvency Condition (as defined in the Preliminary Prospectus Supplement) is not satisfied in respect of such interest payment,

as further described under “Description of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities—Interest Cancellation—Restriction on Interest Payments” in the Preliminary Prospectus Supplement.

Agreement to Interest Cancellation	By subscribing for, purchasing or otherwise acquiring the Securities, holders of the Securities acknowledge and agree to the provisions described under “Description of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities—Interest Cancellation—Agreement to Interest Cancellation” in the Preliminary Prospectus Supplement.

Ranking

Subordinated to the claims of Senior Creditors (as defined below), as described in further detail in the Preliminary Prospectus Supplement.

“Senior Creditors” means creditors of the Issuer (i) who are unsubordinated creditors; (ii) whose claims are, or are expressed to be, subordinated (whether only in the event of the winding-up or administration of the Issuer or otherwise) to the claims of unsubordinated creditors of the Issuer but not further or otherwise; (iii) who are creditors in respect of any secondary non-preferential debts; or (iv) whose claims are, or are expressed to be, junior to the claims of other creditors of the Issuer, whether subordinated or unsubordinated, other than those whose claims rank, or are expressed to rank, pari passu with, or junior to, the claims of the holders of the Securities.

Capital Adequacy Trigger Event

A “Capital Adequacy Trigger Event” shall occur if at any time the fully loaded CET1 Ratio (as defined in the Preliminary Prospectus Supplement) is less than 7.00%.

Whether a Capital Adequacy Trigger Event has occurred at any time shall be determined by the Issuer and such determination shall be binding on the trustee and holders of the Securities.

Automatic Conversion Upon Capital Adequacy Trigger Event

An Automatic Conversion will occur without delay upon the occurrence of a Capital Adequacy Trigger Event.

“Automatic Conversion” means the irrevocable and automatic release of all of the Issuer’s obligations under the Securities (other than the CSO Obligations (as defined in the Preliminary Prospectus Supplement), if any) in consideration of the Issuer’s issuance of the Conversion Shares (as defined in the Preliminary Prospectus Supplement) at the Conversion Price to the Conversion Shares Depository (as defined in the Preliminary Prospectus Supplement) (on behalf of the holders of the Securities) or to the relevant recipient, in accordance with the terms of the Securities and as described in the Preliminary Prospectus Supplement.

Conversion Price	£1.65 per Conversion Share, subject to certain anti-dilution adjustments, as described under “Description of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities—Anti-Dilution” in the Preliminary Prospectus Supplement and the provisions described under “Description of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities—Conversion Shares Offer” in the Preliminary Prospectus Supplement.

Conversion Shares Offer	Following an Automatic Conversion, the Issuer may, in its sole and absolute discretion, elect that the Conversion Shares Depository make an offer of all or some of the Conversion Shares to all or some of the Issuer’s ordinary shareholders at such time at a cash price per Conversion Share equal to the Conversion Price, as further described in the Preliminary Prospectus Supplement.

Optional Redemption	The Securities are redeemable, in whole but not in part, on any Reset Date at the option of the Issuer, as described under “Description of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities—Redemption—Optional Redemption” in the Preliminary Prospectus Supplement.

Regulatory Event Redemption	The Securities are also redeemable, in whole but not in part, at any time at the option of the Issuer in the event of a change in certain U.K. regulatory capital requirements, as described under “Description of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities—Redemption—Regulatory Event Redemption” in the Preliminary Prospectus Supplement.

Tax Redemption	The Securities are also redeemable, in whole but not in part, at any time at the option of the Issuer upon the occurrence of certain tax events, as described under “Description of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities—Redemption—Tax Redemption” in the Preliminary Prospectus Supplement.

Denominations	£200,000 and integral multiples of £1,000 in excess thereof.

ISIN / FISN / CFI Code	XS1998799792 / as referenced on the Association of National Numbering Agencies (“ANNA”) website / as referenced on the ANNA website

Legal Entity Identifier (“LEI”) Code	213800LBQA1Y9L22JB70

Business Days	Any weekday, other than one on which banking institutions are authorized or obligated by law, regulation or executive order to close in London, United Kingdom.

Payment Business Day	Any day on which banks are open for general business (including dealings in foreign currencies) in London, United Kingdom or, if the Securities are held in definitive form, in the case of payment by transfer to a sterling account, any day on which dealings in foreign currencies may be carried on in London, United Kingdom; and in the case of surrender (or, in the case of part payment only, endorsement) of any Securities in definitive form, any day on which banks are open for general business (including dealings in foreign currencies) in the place in which the Securities in definitive form are surrendered (or, as the case may be, endorsed).

Reoffer Yield	7.188% (semi-annual).

Issue Price	100.000%.

Estimated Underwriter Compensation	1.000% of the principal amount of the Securities.

Estimated Net Proceeds	£990,000,000.

Sole Structuring Adviser and Bookrunner	Barclays Bank PLC.

Qualified Independent Underwriter	J.P. Morgan Securities LLC

Joint Lead Managers (no books)	Banca IMI S.p.A., Banco Bilbao Vizcaya Argentaria, S.A., Citigroup Global Markets Ltd, Commerzbank Aktiengesellschaft, Deutsche Bank AG, London Branch, J.P. Morgan Securities plc, Lloyds Bank Corporate Markets Plc, Nordea Bank Abp, SMBC Nikko Capital Markets Limited, Société Générale Corporate & Investment Banking, UBS AG London Branch, Wells Fargo Securities, LLC

Co- Managers	Bankia S.A., Banco de Sabadell, S.A.

Documentation	To be documented under the Issuer’s shelf registration statement on Form F-3 (No. 333-223156) and to be issued pursuant to the Contingent Convertible Securities Indenture, dated August 14, 2018, between the Issuer, The Bank of New York Mellon SA/NV, Luxembourg Branch, as contingent convertible registrar (the “Registrar”) and The Bank of New York Mellon, London Branch, as trustee (the

“Trustee”), as heretofore supplemented and as further supplemented by the Third Supplemental Indenture, to be entered into on or about the Issue Date, between the Issuer, the Registrar and the Trustee.

Risk Factors	An investment in the Securities involves risks. See “Risk Factors” section beginning on page S-22 of the Preliminary Prospectus Supplement.

Settlement	Clearstream, Luxembourg / Euroclear; Book-entry; Transferable.

Listing	International Securities Market of the London Stock Exchange.

Calculation Agent	The Bank of New York Mellon, London Branch, or its successor appointed by the Issuer.

Governing Law	New York law, except for subordination provisions and waiver of set-off provisions which will be governed by English law.

Definitions	Unless otherwise defined herein, all capitalized terms have the meaning set forth in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including the Base Prospectus, the Preliminary Prospectus Supplement and the supplement thereto) with the U.S. Securities and Exchange Commission (the “SEC”) for this offering. Before you invest, you should read each of the Base Prospectus, the Preliminary Prospectus Supplement and the supplement thereto for this offering in that registration statement, and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR) at www.sec.gov. Alternatively, you may obtain a copy of the Base Prospectus, the Preliminary Prospectus Supplement and the supplement thereto from Barclays Capital Inc. by calling 1-866-603-5847.

MiFID II professional investors and ECPs target market only/No PRIIPs KID – Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

It is expected that delivery of the Securities will be made for value on or about June 13, 2019, which will be the fifth (5th) business day in the United States following the date of pricing of the Securities. Under Rule 15c6-1 under the Securities Exchange Act of 1934, purchases or sales of Securities in the secondary market generally are required to settle within two (2) business days (T+2), unless the parties to any such transaction expressly agree otherwise. Accordingly, purchasers of the Securities who wish to trade the Securities on the date of this prospectus supplement or the next two (2) succeeding business days, will be required, because the Securities initially will settle within five (5) business days (T+5) in the United States, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Securities who wish to trade on the date of this prospectus supplement or the next two (2) succeeding business days should consult their own legal advisers.

This communication is being distributed to, and is directed only at, persons in the United Kingdom in circumstances where section 21(1) of the Financial Services and Markets Act 2000, as amended, does not apply (such persons being referred to as “relevant persons”). Any person who is not a relevant person should not act or rely on this communication or any of its contents. Any investment activity (including, but not limited to, any invitation, offer or agreement to subscribe, purchase or otherwise acquire securities) to which this communication relates will only be available to, and will only be engaged with, persons who fall within the manufacturer target market described above.

Singapore Securities and Futures Act Product Classification – Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the Securities and Futures Act (Chapter 289 of Singapore) (the “SFA”), the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Securities are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018).

To the extent any dealer that is not a U.S. registered broker-dealer intends to effect any offers or sales of any Securities in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.

Banca IMI S.p.A. has advised us that, in connection with the offering of the Securities, Banca IMI S.p.A. will act as an underwriter and will engage in underwriting activities with respect to the Securities constituting its allotment solely with respect to offers or sales of the Securities outside the United States, will offer and sell the Securities constituting its allotment solely outside the United States, and has not made and will not make any offers to sell the Securities, has not solicited and will not solicit any offers to buy the Securities, has not made and will not make any sales of the Securities and has not participated and will not participate in any marketing (including roadshows) of the Securities or in any other way, in each case, directly or indirectly, in the United States, to U.S. persons or in such other jurisdictions where such offer, solicitation, sale, marketing or other action by Banca IMI S.p.A. would not be permitted.